FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  24 March 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                            International Power plc


This is to advise that on 24 March 2004 the following purchases of Ordinary shares in International Power plc (the "Company") were made by the following directors of the Company:



Director                        No. of shares                   Purchase price
                                                              (pence per share)

Sir Neville Simms                      15,377                          135.75p
Tony Isaac                              6,582                          135.75p
Adri Baan                               6,582                          135.75p
Jack Taylor                             4,383                          135.75p



Following these purchases, the total number of Ordinary shares in the Company held by each of the above directors is as follows:



Director                        No. of shares

Sir Neville Simms                     125,377
Tony Isaac                             15,483
Adri Baan                              25,483
Jack Taylor                            11,978



Stephen Ramsay
Company Secretary


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary